SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Zygo Corporation
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

989855101
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital One LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
3,556,460

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
3,556,460

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
3,556,460

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.4%

14.TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael A. Kaufman

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
AF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
3,556,460

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
3,556,460

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
3,556,460

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.4%

14.TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital Fund LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
2,698,844

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
2,698,844

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
2,698,844

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.5%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK-ro Capital Master Fund LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
140,546

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
140,546

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
140,546

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paloma International L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
717,070

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
717,070

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
717,070

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Donald Sussman

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
AF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
717,070

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
717,070

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
717,070

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%

14.TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Reporting Persons (as defined below) had previously reported their holdings in the Schedule 13G originally filed on January 12, 2009, as subsequently amended.

ITEM 1.Security and Issuer.

This statement relates to the shares of common stock, $0.10 par value ("Common Stock") of Zygo Corporation (the "Issuer").  The Issuer's principal executive office is located at Laurel Brook Road, Middlefield, Connecticut 06455.

ITEM 2. Identity and Background.

(a)-(c) and (f)

The names of the persons filing this statement on Schedule 13D are: MAK Capital One LLC, a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), MAK-ro Capital Master Fund LP (“MAK-ro Fund”), a Cayman Islands limited partnership, Michael A. Kaufman (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership ("Paloma"), and S. Donald Sussman (“Mr. Sussman,” and collectively, the "Reporting Persons").

MAK GP LLC, a Delaware limited liability company (“MAK GP”), is the general partner of MAK Fund and MAK-ro Fund.  Mr. Kaufman is the controlling person of MAK GP.  Paloma Partners Company L.L.C., a Delaware limited liability company (“PPC”) and Trust Asset Management LLP, a Delaware limited liability partnership (“TAM”) are the general partners of Paloma.  Mr. Sussman is the controlling person of TAM.  MAK Capital is the investment manager for MAK Fund, MAK-ro Fund and Paloma with respect to the securities reported in this Schedule 13D.  Mr. Kaufman is the controlling person of MAK Capital.

The principal business address for MAK Fund and MAK-ro Fund is c/o Dundee Leeds Management Services Ltd., 129 Front Street, Hamilton, HM 12, Bermuda.

The principal business address for each of MAK Capital, MAK GP and Mr. Kaufman is 590 Madison Avenue, 9th Floor, New York, New York 10022.

The principal business address for each of Paloma and PPC is Two American Lane, Greenwich, Connecticut 06836-2571.

The principal business address for each of Mr. Sussman and TAM is 6100 Red Hook Quarters, Suites C1-C6, St. Thomas, US Virgin Islands 00802-1348.

The principal business of each of MAK Fund and Paloma is a private investment fund.

The principal business of each of Mr. Kaufman and Mr. Sussman is providing investment management services.

The principal business of each of MAK Capital, MAK GP and TAM is providing investment management services.  The principal business of PPC is providing administrative services.

(d)During the last five years, none of the persons or entities listed above in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the persons or entities listed above in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reported herein at an aggregate cost of $26,479,725.  The funds used to purchase the shares of Common Stock were obtained from the general working capital of MAK Fund, MAK-ro Fund and Paloma, as applicable, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 4.Purpose of Transaction.

All of the shares of Common Stock reported as being beneficially owned by the Reporting Persons in this Schedule 13D were acquired for investment purposes. This Schedule 13D is being filed because of Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, which requires persons reporting on Schedule 13G to file a Schedule 13D when beneficial ownership equals or exceeds 20 percent of the class of equity securities.

MAK Capital and the funds it manages seek to acquire meaningful ownership positions in companies they believe have strong long-term prospects relative to the stock market valuation of their equity and support boards and managements which work diligently and effectively toward enhancing performance and stockholder value.  Consistent with this approach, the Reporting Persons currently intend to acquire additional shares of Common Stock if market conditions permit purchases at prices which the Reporting Persons consider attractive.  The Reporting Persons have no intention of seeking control of the Issuer. However, the Reporting Persons may, from time to time, communicate with members of the Issuer’s board of directors or management, other holders of shares of Common Stock and other persons regarding the Issuer’s efforts to enhance operating and financial performance and market value and strategic alternatives available to the Issuer. The Reporting Persons frequently monitor their investments and, therefore, reserve the right to dispose of shares of Common Stock depending upon market conditions.

Except as set forth herein, none of  the Reporting Persons, nor to their knowledge, any of the other persons identified in the response to Item 2, has any plans or proposals related to or which would result in any of the matters described in subparagraphs (a) through (j) of item 4 of Schedule 13D.

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons beneficially own:

The Reporting Persons collectively beneficially own 3,556,460 shares of Common Stock representing 20.4% percent of the outstanding shares of Common Stock.  The 20.4% ownership calculation was based on the 17,410,525 shares of Common Stock outstanding as of February 1, 2010 as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on February 9, 2010.

MAK Fund individually owns 2,698,844 shares of Common Stock representing 15.5% of the outstanding shares of Common Stock.

MAK-ro Fund individually owns 140,546 shares of Common Stock representing 0.8% of the outstanding shares of Common Stock.

Paloma individually owns 717,070 shares of Common Stock representing 4.1% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

(b)MAK Fund, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 2,698,844 shares of Common Stock owned by MAK Fund.

MAK-ro Capital, MAK Fund and Mr. Kaufman have shared power to vote or direct the vote of the 140,546 shares of Common Stock owned by MAK-ro Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 717,070 shares of Common Stock owned by Paloma.

MAK Fund, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 2,698,844 shares of Common Stock owned by MAK Fund.

MAK-ro Fund, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 140,546 shares of Common Stock owned by MAK-ro Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 717,070 shares of Common Stock owned by Paloma.

(c)A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached hereto as Exhibit B.

(d)Not applicable.

(e)Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A –Joint Filing Agreement

Exhibit B – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

Exhibit C – Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 8, 2010

MAK CAPITAL ONE LLC

By: /s/ Michael A. Kaufman
        Michael A. Kaufman
                     Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
        Michael A. Kaufman
                     Managing Member

      /s/ Michael A. Kaufman
          Michael A. Kaufman

MAK-ro CAPITAL MASTER FUND LP

By: /s/ Michael A. Kaufman
        Michael A. Kaufman
                     President

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., general partner

By: /s/ Michael J. Berner
        Michael J. Berner
                     Vice President

S. DONALD SUSSMAN

By: /s/ Michael J. Berner
        Michael J. Berner
                     Attorney-in-Fact

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Zygo Corporation dated as of March 8, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 8, 2010

MAK CAPITAL ONE LLC

By: /s/ Michael A. Kaufman
        Michael A. Kaufman
                     Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
        Michael A. Kaufman
                     Managing Member

      /s/ Michael A. Kaufman
          Michael A. Kaufman

MAK-ro CAPITAL MASTER FUND LP

By: /s/ Michael A. Kaufman
        Michael A. Kaufman
                     President

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., general partner

By: /s/ Michael J. Berner
        Michael J. Berner
                     Vice President

S. DONALD SUSSMAN

By: /s/ Michael J. Berner
        Michael J. Berner
                     Attorney-in-Fact

 EXHIBIT B
TRANSACTIONS DURING THE PAST 60 DAYS

The following transactions were effected by MAK Capital Fund LP during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
01/07/10	Common	99,800	$10.50
01/07/10	Common	27,000	$10.57
01/11/10	Common	26,600	$10.83
01/11/10	Common	11,600	$10.81
03/01/10	Common	37,500	$9.96
03/02/10	Common	25,700	$10.11
03/08/10	Common	71,500	$10.00

The following transactions were effected by MAK-ro Capital Master Fund LP during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
01/07/10	Common	5,600	$10.50
01/07/10	Common	1,500	$10.57
01/11/10	Common	26,500	$10.83
01/11/10	Common	11,700	$10.81
03/01/10	Common	14,400	$9.92
03/01/10	Common	12,500	$9.96
03/02/10	Common	1,300	$10.11
03/03/10	Common	1,348	$10.04
03/08/10	Common	3,700	$10.00

The following transactions were effected by Paloma International L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
01/07/10	Common	14,753	$10.50
01/07/10	Common	4,000	$10.57
01/11/10	Common	3,900	$10.83
01/11/10	Common	1,700	$10.81

The above transactions were effected on the open market.

EXHIBIT C

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of May 9, 2006.

/s/  S. Donald Sussman
S. Donald Sussman
ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:
 On May 9, 2006, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Diane R. Erickson
Diane R. Erickson, Notary Public
(signature and office of individual taking acknowledgement)